UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Repayment in Full of Convertible Promissory Note and Cancellation of Share Reserve

As previously reported in the Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on August 1, 2025, on August 4, 2025, Netclass Technology Inc (the “Company”) issued to an accredited investor (the “Holder”) a convertible promissory note in the original principal amount of $2,200,000 (as amended, the “Note”) pursuant to a securities purchase agreement dated August 1, 2025, between the Company and the Holder (the “Purchase Agreement”).

As previously reported in the Report on Form 6-K furnished to the SEC on August 14, 2026, on August 13, 2026, the Company and the Holder agreed to extend the maturity date of the Note to November 5, 2026.

On November 4, 2026, the Company (i) repaid the Note in full by paying the Holder $949,323.78 (the “Payoff Amount”), which represented all outstanding principal, accrued and unpaid interest, fees, and other amounts owed under the Note and (ii) repurchased the 21,390 Pre-Delivery Shares (as defined in Purchase Agreement)at an aggregate purchase price of $267.38.

In connection with the repayment, on November 3, 2026, the Company and the Holder entered into an Acknowledgment (the “Acknowledgment”). Under theAcknowledgment, the Holder acknowledged and agreed that, upon its receipt of the Payoff Amount, (i) the Company has fully satisfied all of its obligations under the Note, and all indebtedness, liabilities, and obligations of the Company under the Note have been paid, satisfied, and discharged in full; (ii) the Note has been terminated and cancelled, and all rights of the Holder under the Note, including any right to convert the Note into ordinary shares of the Company, have terminated; (iii) the reservation of 1,654,436 Class A ordinary shares of the Company for issuance upon conversion of the Note has been cancelled,so that those shares have returned to the status of authorized but unissued shares; and (iv) the holder will deliver the Pre-Delivery Shares in accordance with the Purchase Agreement. The Company plans to cancel the Pre-Delivery Shares.

From the issuance of the Note through its repayment, the Holder converted $1,629,000 of the Note into an aggregate of 1,696,379 Class A ordinary shares of the Company.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: November 4, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)